UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Second Quarter and Half Year Results for 2025

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Castor Maritime Inc. (“Castor”) on October 1, 2025, reporting Castor’s financial results for the three months and six months ended June 30, 2025.

Private Placement of Series E Preferred Shares

On September 29, 2025, Castor entered into a share purchase agreement (the “Purchase Agreement”) with Toro Corp. (“Toro”), pursuant to which, subject to the terms and conditions set forth therein, Castor has agreed to issue and sell, and Toro has agreed to purchase, for an aggregate consideration of $60,000,000 in cash, 60,000 of Castor’s 8.75% Series E cumulative perpetual convertible preferred shares, par value $0.001 per share, with a cumulative preferred distribution accruing at a rate of 8.75% per annum on the stated amount of $1,000 per share (the “Series E Preferred Shares”). The 60,000 Series D Preferred Shares will be issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Immediately following completion of the transaction, Toro will beneficially own all 60,000 outstanding Series D Preferred Shares.

We intend to use the net proceeds for the sale of securities offered by this prospectus for capital expenditures, working capital, funding for vessel and other asset or share acquisitions or for other general corporate purposes or a combination thereon.

Dividends on the Series E Preferred Shares accrue and are cumulative from their issue date and are payable quarterly on the 15th day of each January, April, July and October, with the first payment date occurring on October 15, 2025. If declared by Castor’s board of directors, dividends will be paid in either cash or Series E Preferred Shares. The Series E Preferred Shares are convertible, in whole or in part, at Toro’s option, subject to certain conditions, into common shares of Castor at any time after the first anniversary of their issue date, at the value weighted average price of Castor’s common shares over the 5 consecutive trading day period immediately preceding the conversion, subject to a minimum conversion price of $0.30 per common share of Castor. A copy of the Statement of Designation of the Rights, Preferences and Privileges of the Series E Preferred Shares is attached to this report on Form 6-K as Exhibit 99.2.

The Purchase Agreement contains customary representations, warranties, and covenants of each party. Pursuant to the Purchase Agreement, Toro may not dispose of any of the Series D Preferred Shares for a period of 180 days after the closing date of the transaction. Castor has granted Toro certain registration rights with respect to the common shares issuable upon conversion of the Series D Preferred Shares. Closing occurred on September 30, 2025. A copy of the Purchase Agreement is attached to this report on Form 6-K as Exhibit 99.3.

The summaries of the Statement of Designation and the Purchase Agreement contained herein do not purport to be complete and are subject to, and qualified in its entirety by reference to, the Statement of Designation and the Purchase Agreement, as applicable, each of which is filed as an exhibit hereto.

Toro is a public company listed on the Nasdaq Capital Market. Toro’s Chairman, Chief Executive Officer and controlling shareholder, is also Castor’s Chairman, Chief Executive Officer and Chief Financial Officer. The foregoing transaction and its terms were approved by the board of directors of Castor and Toro at the recommendation of their respective independent committees who negotiated the transaction.

Exhibit Index

Exhibit No.	Description
99.1	Press Release of Castor Maritime Inc., dated as of October 1, 2025
99.2	Statement of Designation of the Rights, Preferences and Privileges of the 8.75% Series E Cumulative Perpetual Convertible Preferred Shares
99.3	Share Purchase Agreement, dated as of September 29, 2025, between Castor Maritime Inc. and Toro Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: October 1, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer